PRIMARI ANALYTICS CORP.

FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

Independent Accountant's Review Report

To Management
PRIMARI Analytics Corp.
New York, New York

We have reviewed the accompanying financial statements of PRIMARI Analytics Corp., which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of income, statements of equity and statements of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
March 6, 2020

See independent accountant's review report and notes to the financial statements.

PRIMIRI Analytics Corp.
Balance Sheets
December 31, 2019 and 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 97	$ 192
TOTAL CURRENT ASSETS	97	192
OTHER ASSETS		
Software development costs, net	933	-
	933	-
TOTAL ASSETS	$ 1,030	$ 192

LIABILITIES AND SHAREHOLDERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Credit cards payable	$ 11,297	$ 5,597
TOTAL CURRENT LIABILITIES	11,297	5,597
LONG-TERM LIABILITIES		
Note payable - related party	21,680	13,361
TOTAL LONG-TERM LIABILITIES	21,680	13,361
TOTAL LIABILITIES	32,977	18,958
SHAREHOLDERS' EQUITY		
Common stock, authorized 10,000,000 shares, issued and outstanding 2,000,000, $0.0001 par	200	200
Paid-in capital	(8)	(8)
Retained earnings	(32,139)	(18,958)
TOTAL SHAREHOLDERS' EQUITY	(31,947)	(18,766)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,030	$ 192

See independent accountant's review report and notes to the financial statements.

PRIMIRI Analytics Corp.
Statements of Income
December 31, 2019 and 2018

	2019	2018
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Advertising and promotion	999	606
Amortization expense	38	-
Bank service charges	95	168
Conferences	230	-
Dues and subscriptions	824	800
Insurance expense	5,700	5,597
Meals and entertainment	605	186
Office supplies	304	-
Professional fees	557	9,721
Rent expense	1,323	751
Research and development	684	331
Software subscriptions	276	175
Subcontractor expenses	1,296	623
TOTAL OPERATING EXPENSES	12,931	18,958
INCOME (LOSS) BEFORE TAXES	(12,931)	(18,958)
INCOME TAX EXPENSE	250	-
NET INCOME (LOSS)	$ (13,181)	$ (18,958)

See independent accountant's review report and notes to the financial statements.

PRIMIRI Analytics Corp.
Statements of Equity
December 31, 2019 and 2018

	Common Stock			
	Shares	**Amount**	**Additional Paid-in Capital**	**Retained Earnings (Accumulated Deficit)**	**Total**
BEGINNING BALANCE, AUGUST 1, 2018 (INCEPTION)					$ -
Issuance of common stock	2,000,000	200	(8)		$ 192
Net income				(18,958)	$ (18,958)
ENDING BALANCE, DECEMBER 31, 2018	2,000,000	$ 200	$ (8)	$ (18,958)	$ (18,766)
Issuance of common stock	-	-	-	-	$ -
Net income	-	-	-	(13,181)	$ (13,181)
ENDING BALANCE, DECEMBER 31, 2019	**2,000,000**	**$ 200**	**$ (8)**	**$ (32,139)**	**$ (31,947)**

See independent accountant's review report and notes to the financial statements.

PRIMIRI Analytics Corp.
Statements of Cash Flows
December 31, 2019 and 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (13,181)	$ (18,958)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	38	-
(Increase) decrease in assets:		
Inventory	-	-
Prepaid expenses and other current assets	-	-
Increase (decrease) in liabilities:		
Credit cards payable	5,700	5,597
CASH USED FOR OPERATING ACTIVITIES	(7,443)	(13,361)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for software development	(971)	-
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(971)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	-	192
Issuance of note payable - related party	8,319	13,361
CASH PROVIDED BY INVESTING ACTIVITIES	8,319	13,553
NET INCREASE (DECREASE) IN CASH	(95)	192
CASH AT BEGINNING OF YEAR	192	-
CASH AT END OF YEAR	$ 97	$ 192

See independent accountant's review report and notes to the financial statements.

PRIMIRI Analytics Corp.
Notes to the Financial Statement
December 31, 2019 and 2018

1. Summary of Significant Accounting Policies

The Company

PRIMIRI Analytics Corp. (the "Company") was incorporated in the State of Delaware on August 1, 2018. The Company mission is to use Artificial Intelligence to increase efficiency for busy professionals, empower professionals to use any software platform – *without prior training or skills*, and improve job satisfaction for millions of workers.

Without affecting the user's work habits, PRIMARI's friendly AI delivers the convenience, simplicity and speed that business professionals expect. From the convenience of any device, and using human language, professionals can easily delegate simple tasks or tedious, undesirable and multi-step work to DAN – PRIMARI's Intelligent Analyst Powered by AI. Within minutes, DAN completes the assignment. Through smart technology, DAN continuously learns new business skills and qualifications becoming your right-hand in business.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019 and 2018, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, and 2018 the Company has not had any sales.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1. <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments (continued)

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Software Development Costs
The Company has elected to capitalize certain costs related to the development of the Digital Analyst (DAN) application. Costs incurred during the application development phase are capitalized only when the Company believes it the software has reached technological feasibility. The types of costs capitalized during the application development phase include consulting fees for third party developers working on this. Costs related to the preliminary project stage and postimplementation activities are expensed as incurred. Software development costs are amortized on a straight-line basis over three years.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

New Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have a material impact on our financial position.

2. <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. <u>Note Payable – Related Party</u>

Since inception, related parties have provided loans to the Company valued at $21,680 and $13,361 as of December 31, 2019 and 2018, respectably. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

4. Equity

Common Stock

Under the operating agreement, the Company has issued 10,000,000 shares of common stock, which are owned by the founders and their families. Of those shares, 2,000,000 are issued and outstanding.

5. Subsequent Events

The Company has evaluated subsequent events through date March 6, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.